UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

___________________________

Astex Pharmaceuticals, Inc.
(Name of Subject Company)

Sarissa Capital Domestic Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Management LP
Dr. Alexander Denner
Dr. Richard Mulligan
Mayu Sris
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04624B103
(CUSIP Number of Class of Securities)

Mark DiPaolo, Esq.
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
(203) 302-2330
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (“Amendment No. 2”) amends or supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission (“SEC”) on October 8, 2013 (the “Schedule 14D-9”), as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on October 8, 2013. The Schedule 14D-9 relates to the cash tender offer (the “Tender Offer”) by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan, to purchase all of Astex’s outstanding Shares at a price of $8.50 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 13, 2013 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).  The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), which was filed by Purchaser with the SEC on September 13, 2013.  The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended or supplemented to the extent specifically provided herein.

The Schedule 14D-9 is hereby amended as follows:

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by adding the following new sentence:

“Reference is made to the press release dated October 9, 2013, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by inserting the following exhibit thereto:

“3. Press Release, dated October 9, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By: /s/ Seth Platt
Name:	Seth Platt
Title:	Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By: /s/ Seth Platt
Name:	Seth Platt
Title:	Authorized Person

SARISSA CAPITAL MANAGEMENT LP

By: /s/ Seth Platt
Name:	Seth Platt
Title:	Authorized Person

/s/ Alexander Denner
Name: Alexander Denner

/s/ Richard Mulligan
Name: Richard Mulligan

/s/ Mayu Sris
Name: Mayu Sris

Dated:  October 9, 2013